May 12, 2017

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Comment Letter Dated April 19, 2017
International Speedway Corporation
Form 10-K for the fiscal year ended November 30, 2016
Filed January 27, 2017
Form 8-K furnished on January 26, 2017
Form 8-K furnished on April 4, 2017
File No. 000-02384

Ladies and Gentlemen:

We have received and reviewed the referenced comment letter. We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our responses to the Staff’s comments and requests for supplemental information are contained below and keyed to the numbered comments in the comment letter.

In the following responses, except where indicated otherwise, the terms “we,” “our,” “Company,” and “ISC” shall mean International Speedway Corporation and its consolidated subsidiaries.

Responses to Comments and Requests for Supplemental Information.

Form 10-K for the fiscal year ended November 30, 2016

Item 6. Selected Financial Data

GAAP to Non-GAAP Reconciliation, page 17

1.    We note your disclosure on page 36 of MD&A that you achieved incremental EBITDA on Daytona Rising of $15 million and also your disclosure on page 41 that upon completion of the Phoenix redevelopment, you expect incremental lift in Phoenix’s EBITDA between $8.5 and $9 million. We also note that in the first paragraph of GAAP to non-GAAP reconciliation on page 17, you define EBITDA, although the reconciliations that follow do not reflect its calculation. Please revise to provide a reconciliation of EBITDA to net income for each EBITDA amount you disclose. We refer you to Question 103.02 of the Staff’s Compliance & Disclosure Interpretations (“C&Dis”) on Non-GAAP Financial Measures, issues on May 17, 2016 and Questions 102.10 as it relates to forward-looking non-GAAP measures.

Company Response:

Our core operations consist primarily of the ongoing promotion of racing events at our motorsports entertainment facilities. We consider it appropriate to adjust our GAAP net income and diluted earnings per share in a manner to provide financial investors with a view to our results of core operations, which includes financial measures such as EBITDA. This is consistent with previously issued financial guidance provided to such investors and excludes the impact of items, both favorable and unfavorable, that are not considered to be reflective of our continuing day-to-day operations at our motorsports entertainment facilities. Further, we separately provide equity investment earnings and losses as these results are not related to the specific performance of our motorsports events.

By making these adjustments we believe that we have provided a better understanding of our core operations and the ability to compare such results for the periods presented. This presentation of Non-GAAP net income and earnings per diluted share is consistent with how our management views the core operations and uses such information to analyze its performance and make decisions regarding future operations.

The Company confirms its understanding of the Commission’s request, and in future filings will revise its disclosure to provide a reconciliation of EBITDA amounts, as defined, and where disclosure of historical data can be reported on, as follows:

"The non-GAAP financial measures disclosed herein do not have standard meaning and may vary from the non-GAAP financial measures used by other companies or how we may calculate those measures in other instances from time to time when discussing the Company's activity on a consolidated basis, or discrete items within the Company's activities. Non-GAAP financial measures, such as EBITDA, which we interpret to be calculated as GAAP operating income, plus depreciation, amortization, impairment/losses on retirements of long-lived assets, other non-GAAP adjustments, and cash distributions from equity investments, should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

The following schedule reconciles the Company's financial performance prepared in accordance with GAAP to the non-GAAP financial measure of EBITDA (in thousands):

	For the Year Ended November 30,
	2012	2013	2014	2015	2016

Net Income (GAAP)	$54,578	$45,292	$67,379	$56,634	$76,338
Adjustments:
Income taxes	31,653	27,784	33,233	34,308	47,731
Interest income	(102)	(96)	(2,107)	(157)	(270)
Interest expense	13,501	15,221	9,182	9,582	13,837
Loss on early redemption of debt	9,144	—	—	—	—
Other	(1,008)	(75)	(5,380)	(730)	(12,896)
Equity in net income from equity investments	(2,757)	(9,434)	(8,916)	(14,060)	(14,913)
Operating Income (GAAP)	$105,009	$78,692	$93,391	$85,577	$109,827
Adjustments:
Depreciation and amortization	77,870	93,989	90,352	94,727	102,156
Impairments/losses on retirements of long-lived assets	11,143	16,607	10,148	16,015	2,905
Other Non-GAAP adjustments (1)	6,125	4,851	471	1,393	(1,965)
Cash distributions from equity investments	11,000	21,500	22,000	32,050	25,900
EBITDA (non-GAAP) (2)	$211,147	$215,639	$216,362	$229,762	$238,823

(1) Other Non-GAAP adjustments include:

i.
fiscal year 2012 adjustments related to carrying costs of our Staten Island property of approximately $4.6 million, settlement of litigation of approximately $1.1 million, and marketing and consulting costs, related to the DAYTONA Rising project, of approximately $0.4 million;

ii.
fiscal year 2013 adjustments related to carrying costs of our Staten Island property of approximately $2.8 million, legal judgment of approximately $0.5 million, and marketing and consulting costs, related to the DAYTONA Rising project, of approximately $1.5 million;

iii.	fiscal year 2014 adjustments related to a legal settlement of approximately $(0.6) million and marketing and consulting costs, related to the DAYTONA Rising project, of approximately $1.1 million;

iv.	the adjustments for fiscal year 2015 relate to marketing and other pre-opening costs, related to the DAYTONA Rising project, of approximately $1.4 million; and

v.
fiscal year 2016 adjustments related to a legal settlement of approximately ($1.1) million, gain on the sale of Staten Island of approximately ($1.9) million, and consulting costs incurred associated with the DAYTONA Rising project and other track redevelopment projects of approximately $1.0 million.

(2) Incremental EBITDA (non-GAAP) associated with the completion of the DAYTONA Rising project, totaled approximately $2.1 million and $16.3 million in fiscal years 2015 and 2016, respectively. Included in adjustments to Net Income, and Operating Income, affecting incremental EBITDA associated with the DAYTONA Rising project are:

i.	capitalized interest of approximately $6.0 million and $0.6 million, for fiscal 2015 and 2016, respectively;

ii.	depreciation expense of approximately $11.9 million and $24.8 million, for fiscal 2015 and 2016, respectively; and

iii.	marketing and other pre-opening costs, recognized in Other Non-GAAP adjustments, of approximately $1.4 million and $0.8 million, for fiscal 2015 and 2016, respectively.

EBITDA for Phoenix redevelopment

With regards to preparing a reconciliation of the expected lift in EBITDA for the Phoenix redevelopment, we have not reconciled the non-GAAP forward-looking measure to its most directly comparable GAAP measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. Such reconciliations would require unreasonable efforts to estimate and quantify various necessary GAAP components largely because forecasting or predicting our future operating results is subject to many factors not in our control or not readily predictable, as detailed in the Risk Factors section of the Company's publicly filed documents, Forms 10-K and 10-Q, with the SEC, any or all of which can significantly impact our future results. These components, and other factors, could significantly impact the amount of the future directly comparable GAAP measures, which may differ significantly from their non-GAAP counterparts.

We will revise our future filings to include the following statement as appropriate.

“We have not reconciled the non-GAAP forward-looking measure to its most directly comparable GAAP measure. Such reconciliations would require unreasonable efforts to estimate and quantify various necessary GAAP components largely because forecasting or predicting our future operating results is subject to many factors not in our control or not readily predictable, as detailed in the Risk Factors section of the Company's publicly filed documents, Forms 10-K and 10-Q, with the SEC, any or all of which can significantly impact our future results. These components, and other factors, could significantly impact the amount of the future directly comparable GAAP measures, which may differ significantly from their non-GAAP counterparts.”

Note 15-Quarterly Data, page 68

2.    Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the gain associated with the Staten Island project, and long-lived asset impairments. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Company Response:    We confirm our understanding of Item 302(a)(3) of Regulation S-K and in future filings we will revise our quarterly data section, to discuss the nature of any unusual or infrequent items that impacted our quarterly results of operations for the various periods presented.
Our proposed disclosure to be included in our quarterly data section in future filings would be represented as follows:
The following table presents certain unaudited financial data for each quarter of fiscal 2015 and 2016 (in thousands, except per share amounts). Comparability of quarterly financial data is impacted by certain non-recurring transactions as noted below:

	Fiscal Quarter Ended
	February 28, 2015	May 31, 2015	August 31, 2015	November 30, 2015
Total revenue	$136,552	$164,010	$125,490	$219,318
Operating income (loss) (1)	21,591	19,217	(7,138)	51,907
Net income (loss)	14,953	13,355	(3,956)	32,282
Basic and diluted earnings (loss) per share	0.32	0.29	(0.08)	0.69

	Fiscal Quarter Ended
	February 29, 2016	May 31, 2016 (2)	August 31, 2016 (3)	November 30, 2016
Total revenue	$142,630	$167,561	$128,986	$221,839
Operating income (1)	31,166	23,679	3,737	51,245
Net income	19,831	21,898	2,173	32,436
Basic and diluted earnings per share	0.43	0.47	0.05	0.72

(1) Included in operating income (loss) are losses on retirements of long-lived assets of approximately $1.5 million, $4.7 million, $5.4 million, and $4.4 million, for each quarter of fiscal 2015, respectively, and approximately $0.9 million, less than $0.1 million, $0.2 million, and $1.8 million, for each quarter of fiscal 2016, respectively.

(2) In the second quarter of fiscal 2016, the Company recorded a gain of approximately $13.6 million, comprised of recognition of profit of approximately $1.9 million, interest totaling approximately $11.4 million, and other consideration paid. The deferred gain of $1.9 million is included in Other operating revenue in the Company's consolidated statement of operations, and the interest, and additional consideration received, is included in Other Revenue in the Company's consolidated statement of operations.

(3) In the third quarter of fiscal 2016, the Company received a favorable settlement relating to certain ancillary operations of approximately $1.1 million.

Note 16-Segment Reporting, page 69

3.    We note from your disclosure in MD&A that the Motorsports Event segment includes reporting units from sponsorship and hospitality, television broadcast rights, ancillary rights, and music festivals and that their type or class of customer and distribution methods are consistent in objectives and principles, and predominately uniform and centralized throughout the Company resulting in your reviewing them as a whole. Please tell us if they are separate operating segments, as defined in ASC 280-10-50-1. As part of your response, please tell us if the CODM reviews their respective revenue streams as well as their profitability separately. Also, please revise your disclosure in Note 16 to disclose the revenue amounts related to each product and service as required by ASC 280-10-50-40.

Company Response:
In Note 16-Segment Reporting, on page 69, it is reported that,
“The reporting units within the motorsports segment portfolio are reviewed together as the nature of the products and services, the production processes used, the type or class of customer using our products and services, and the methods used to distribute our products or provide their services are consistent in objectives and principles, and predominately uniform and centralized throughout the Company.”

In the Company’s disclosure in MD&A, it is reported that,
“Motorsports and other event related” revenue primarily includes television and ancillary media rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks, parking and camping revenues, track rental fees and fees paid by third party promoters for management of non-motorsports events.”

The items listed in the Commissions comment above, sponsorship and hospitality, television broadcast rights, ancillary rights, and music festivals, are types of revenue streams of the reporting units within the motorsports segment portfolio. When the CODM analyzes our monthly, quarterly and annual results for purposes of assessing our performance and resource allocation, the CODM focuses on the motorsports segment as a whole, which is consistent with our segment disclosure. The reporting units within the motorsports segment portfolio are reviewed together as the nature of the products and services, the production processes used, the type or class of customer using our products and services, and the methods used to distribute our products or provide their services are consistent in objectives and principles, and predominately uniform and centralized throughout the Company. We respectfully advise the Staff that we do not aggregate operating segments into reportable segments as the information reviewed by the CODM represents the aggregated results of all motorsports reporting units. The CODM manages the motorsports entertainment facilities as a single portfolio and reviews operating performance of the Company consistent with our public disclosure, and in accordance with ASC 280-10-50-1.

As discussed in the Comment Letter Dated April 30, 2010, significant revenue producing items such as NASCAR’s consolidated domestic media rights and corporate sponsorship partnership revenues are derived through long-term corporate contracts which affect multiple and/or all of the motorsports entertainment facilities within the motorsports event segment. The consolidated domestic media rights contract, which continues through the 2024 NASCAR season, continues to be the single-largest contributor to our earnings. Also, these media rights are allocated to the events and are not facility based. These media rights are derived through a single corporate contract which affects all of the motorsports event facilities within the motorsports event segment. Similarly, corporate sponsorship partnership revenue is primarily derived from corporate contracts, negotiated from our corporate sales team, and pushed down to multiple, or all, motorsports entertainment facilities depending on the specific arrangement. Thus, the disclosure of these revenue streams, as they relate to each reporting unit, is not practical, as permitted by ASC 280-10-50-40. We will revise our future filings to include a statement that disclosure of this information is impracticable, as required by ASC 280-10-50-40.

Forms 8-K furnished January 26, 2017 and April 4, 2017

4.    We note your disclosure on page 16 of your earnings release furnished on Form 8-K, that your guidance for EBITDA, which you define as non-GAAP operating income plus depreciation and amortization, is estimated to range between $208 million and $218 million. When forecasting a non-GAAP financial measure, please note that your disclosure should include a reconciliation to the most comparable GAAP measure in accordance with Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K. See also Question 102.10 of the Staff’s Compliance & Disclosure Interpretations (“C&Dis”) on Non-GAAP Financial Measures, issued May 17, 2016.
Company Response:
Our core operations consist primarily of the ongoing promotion of racing events at our motorsports entertainment facilities. We consider it appropriate to adjust our GAAP net income and diluted earnings per share in a manner to provide financial investors with a view to our results of core operations. This is consistent with previously issued financial guidance provided to such investors and excludes the impact of items, both favorable and unfavorable, that are not considered to be reflective of our continuing day-to-day operations at our motorsports entertainment facilities. Further, we separately provide equity investment earnings and losses as these results are not related to the specific performance of our motorsports events.

By making these adjustments we believe that we have provided a better understanding of our core operations and the ability to compare such results for the periods presented. This presentation of Non-GAAP net income and earnings per diluted share is consistent with how our management views the core operations and uses such information to analyze its performance and make decisions regarding future operations.

With regards to preparing a reconciliation of our guidance for EBITDA, we have not reconciled the non-GAAP forward-looking measure to its most directly comparable GAAP measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. Such reconciliations would require unreasonable efforts to estimate and quantify various necessary GAAP components largely because forecasting or predicting our future operating results is subject to many factors not in our control or not readily predictable, as detailed in the Risk Factors section of the Company's publicly filed documents, Forms 10-K and 10-Q, with the SEC, any or all of which can significantly impact our future results. These components, and other factors, could significantly impact the amount of the future directly comparable GAAP measures, which may differ significantly from their non-GAAP counterparts.

We will revise our future filings to include the following statement as appropriate.

“We have not reconciled the non-GAAP forward-looking measure to its most directly comparable GAAP measure. Such reconciliations would require unreasonable efforts to estimate and quantify various necessary GAAP components largely because forecasting or predicting our future operating results is subject to many factors not in our control or not readily predictable, as detailed in the Risk Factors section of the Company's publicly filed documents, Forms 10-K and 10-Q, with the SEC, any or all of which can significantly impact our future results. These components, and other factors, could significantly impact the amount of the future directly comparable GAAP measures, which may differ significantly from their non-GAAP counterparts.”

*            *            *            *            *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings.

The Company also acknowledges that it is the position of the Commission and the staff that:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Conclusion

As noted above we will revise the disclosures provided in our future filings. We have attempted to respond fully and completely to each of your comments and requests for supplemental information. If you have any questions concerning our responses, please contact us.

Sincerely,

/s/ Greg S. Motto

Greg S. Motto
Senior Vice President, Chief Financial Officer
and Treasurer